Exhibit T3A.5

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

●	First: The name of the limited liability company is Citizens Telecommunications Company of Minnesota, LLC.

●	Second: The address or its registered office in the State of Delaware is 1209 Orange St. in the City of Wilmington.

The name of its Registered agent at such address is The Corporation Trust Company.

●	Third: _______________.

●	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Citizens Telecommunications Company of Minnesota, LLC this 22 day of September, 2003.

BY:	/s/ Virginia L. Coogle
Authorized Person(s)

NAME:	Virginia L. Coogle
Type or Print

State of Delaware Secretary of State Division of Corporations Delivered 10:42 AM 09/22/2003 FILED 10:42 AM 09/22/2003 SRV 030605683 - 3056413 FILE